Exhibit 99.1

XPENG Announces Vehicle Delivery Results for December and Fourth Quarter 2023

•	Deliveries in December 2023 reached a new record of 20,115 units, a 78% increase year-over-year

•	60,158 units delivered in Q4 2023, a 171% increase year-over-year

•	141,601 units delivered for the full year of 2023, a 17% increase year-over-year

GUANGZHOU, China – Jan. 1, 2024 – XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for December and the fourth quarter 2023.

In December 2023, XPENG delivered 20,115 Smart EVs, a new record for monthly deliveries, representing a 78% increase year-over-year. Fourth quarter 2023 total vehicle deliveries hit 60,158, exceeding 60,000 quarterly deliveries for the first time and marking a 171% increase year-over-year. Total annual deliveries in 2023 reached 141,601 units, a 17% increase over the prior year. As of December 31, 2023, the Company’s total cumulative deliveries reached 400,311 units.

On December 28, XPENG achieved a significant milestone by deploying its XNGP Advanced Driver Assistance System (ADAS) to customers in 27 more cities via an Over-the-Air (OTA) update. Newly added cities include Tianjin, Chengdu, Xi’an, Wuhan and Changsha, expanding XNGP’s coverage that’s not reliant on HD maps to a total of 52 cities in China. This accomplishment highlights XPENG’s industry-leading position in nationwide ADAS coverage. By early 2024, XNGP will be available in a total of 200 cities across China.

In December, test drive of X9 has started for nationwide customers. The Company believes that the X9, a flagship model built under SEPA2.0, distinguishes itself from traditional MPV models with superior space, design and maneuvering that perfectly combine the advantages of MPVs and SUVs. The X9 launch event is scheduled on Monday, Jan 1, 2024 at 6:30PM China Standard Time. Customer deliveries of the X9 are set to commence immediately after the launch event.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems, including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.